Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three- and six-month periods ended June 30, 2023, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”)– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; capital resource constraints; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2023 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademarks Calyxt®, PlantSpring™, BioFactory™, Plant Cell Matrix™ and PCM™ are owned by Calyxt an equity method investee of the Company.. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole (in the case of Calyxt, Inc., only until May 31, 2023), unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. (renamed Cibus, Inc,. as of May 31,, 2023) and its subsidiaries, taken as a whole. With respect to disclosures relating to the period before May 31, 2023, references to the “Group” refer to Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc., collectively until May 31, 2023. With respect to disclosures relating to the period after May 31, 2023, references to the “Group” refer to Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements (unaudited)

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2022	June 30, 2023
ASSETS
Non-current assets
Intangible assets		718	695
Property, plant, and equipment	8	63,621	59,231
Right-of-use assets	7	44,275	41,457
Non-current financial assets	9	8,791	13,006

Total non-current assets		117,406	114,389
Current assets
Trade receivables	10.1	772	422
Subsidies receivables	10.2	14,496	19,488
Other current assets	10.3	9,078	7,869
Current financial assets	11.1	7,907	1,120
Cash and cash equivalents	11.2	89,789	84,386

Total current assets		122,043	113,285

Total assets held for sale	5	21,768	—

TOTAL ASSETS		261,216	227,674

LIABILITIES
Shareholders’ equity
Share capital	15	2,955	3,491
Premiums related to the share capital	15	583,122	476,224
Currency translation adjustment		(28,605)	(37,050)
Retained earnings		(333,365)	(305,392)
Net income (loss)		(106,139)	(40,715)

Total shareholders’ equity - Group Share		117,968	96,558
Non-controlling interests		7,973	0

Total shareholders’ equity		125,941	96,558
Non-current liabilities
Non-current financial liabilities	12	20,531	40,270
Non-current lease debts	12	49,358	46,157
Non-current provisions	18	2,390	2,641

Total non-current liabilities		72,279	89,068

Current liabilities
Current financial liabilities	12	5,088	5,185
Current lease debts	12	7,872	8,270
Trade payables	12	21,456	19,229
Deferred revenues and contract liabilities	14	59	241
Current provisions	18	477	1,029
Other current liabilities	13	13,179	8,093

Total current liabilities		48,131	42,047

Total liabilities related to asset held for sale	5	14,864	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		261,216	227,674

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

$ in thousands, except per share amounts

		For the six-month period ended June 30,
	Notes	2022 *	2023
Revenues and other income
Revenues	4.1	2,972	317
Other income	4.1	3,551	5,242

Total revenues and other income		6,523	5,560

Operating expenses
Cost of revenue	4.2	(714)	(389)
Research and development expenses	4.2	(52,231)	(43,225)
Selling, general and administrative expenses	4.2	(10,893)	(8,914)
Other operating income (expenses)		774	(83)

Total operating expenses		(63,064)	(52,612)

Operating income (loss)		(56,541)	(47,053)

Financial income	4.4	12,263	33,041
Financial expenses	4.4	(3,050)	(21,461)

Net Financial gain (loss)		9,213	11,580

Income tax		—	(258)

Income (loss) from continuing operations		(47,328)	(35,731)
Income (loss) from discontinued operations		(6,883)	(10,377)

Net income (loss)		(54,211)	(46,108)

Attributable to shareholders of Cellectis		(50,858)	(40,715)
Attributable to non-controlling interests		(3,352)	(5,393)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	17
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(1.12)	(0.76)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(1.12)	(0.76)
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations		(0.08)	(0.09)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations		(0.08)	(0.09)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the six-month period ended June 30,

$ in thousands

	For the six-month period ended June 30,
	2022 *	2023
Net income (loss)	(54,211)	(46,108)

Actuarial gains and losses	1,218	(42)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	1,218	(42)

Currency translation adjustment	(20,315)	2,272

Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	(20,315)	2,272

Other comprehensive income (loss) from discontinued operations	8,337	(1,233)
Total Comprehensive income (loss)	(64,971)	(45,111)

Attributable to shareholders of Cellectis	(61,246)	(41,172)
Attributable to non-controlling interests	(3,725)	(3,939)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

($ in thousands, except per share amounts)

		For the three-month period ended June 30,
	Notes	2022 *	2023
Revenues and other income
Revenues	4.1	1,307	178
Other income	4.1	1,416	1,823

Total revenues and other income		2,723	2,001

Operating expenses
Cost of revenue	4.2	(329)	(55)
Research and development expenses	4.2	(25,630)	(22,144)
Selling, general and administrative expenses	4.2	(4,830)	(3,950)
Other operating income (expenses)		753	490

Total operating expenses		(30,036)	(25,660)

Operating income (loss)		(27,313)	(23,659)

Financial revenues	4.4	9,992	32,266
Financial expenses	4.4	(1,691)	(16,284)

Financial gain (loss)	4.4	8,301	15,982

Income tax		—	(258)

Income (loss) from continuing operations		(19,012)	(7,935)
Income (loss) from discontinued operations		(442)	(5,647)

Net income (loss)		(19,454)	(13,583)

Attributable to shareholders of Cellectis		(18,946)	(10,648)
Attributable to non-controlling interests		(506)	(2,935)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	17
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.42)	(0.19)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.42)	(0.19)
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations		0.00	(0.05)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations		0.00	(0.05)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

($ in thousands)

	For the three-month period ended June 30,
	2022 *	2023
Net income (loss)	(19,454)	(13,583)

Actuarial gains and losses	791	(21)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	791	(21)

Currency translation adjustment	(15,282)	4,751

Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	(15,282)	4,751

Other comprehensive income (loss) from discontinued operations	6,412	(4,906)
Total Comprehensive income (loss)	(27,533)	(13,760)

Attributable to shareholders of Cellectis	(26,522)	(11,139)
Attributable to non-controlling interests	(1,011)	(2,620)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

$ in thousands

		For the six-month period ended June 30,
	Notes	2022 *	2023
Cash flows from operating activities

Net income (loss) for the period		(54,211)	(46,108)

Net loss for the period of discontinued operations		(6,807)	(10,377)
Net (loss) income for the period of continuing operations		(47,404)	(35,730)
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Intercompany transactions between continuing and discontinued operations (1)		76	—
Amortization and depreciation		9,402	8,875
Net loss (income) on disposals		155	—
Net financial loss (gain)	4.4	(9,213)	(11,580)
Income tax		—	258
Expenses related to share-based payments		4,327	3,265
Provisions		(113)	671
Other non-cash items		(460)	—
Realized foreign exchange gain (loss)		(381)	15
Interest (paid) / received		86	1,416

Operating cash flows before change in working capital		(43,524)	(32,810)

Decrease (increase) in trade receivables and other current assets		(2,879)	996
Decrease (increase) in subsidies receivables		(2,807)	(4,649)
(Decrease) increase in trade payables and other current liabilities		796	(7,441)
(Decrease) increase in deferred income		202	180

Change in working capital		(4,687)	(10,915)

Net cash flows provided by (used in) operating activities of continuing operations		(48,212)	(43,725)

Net cash flows provided by (used in) operating activities of discontinued operations		(11,970)	(3,644)

Net cash flows provided by (used in) operating activities		(60,181)	(47,369)

Cash flows from investment activities
Calyxt’s cash and cash equivalents disposed of (2)		—	(1,642)
Acquisition of property, plant and equipment	8	(1,541)	(483)
Net change in non-current financial assets	9	(252)	489

Net cash flows provided by (used in) investing activities of continuing operations		(1,793)	(1,636)

Net cash flows provided by (used in) investing activities of discontinued operations		(744)	79

Cash flows provided by (used in) investment activities		(2,537)	(1,558)

Cash flows from financing activities
Increase in share capital of Cellectis after deduction of transaction costs	15	—	23,561
Increase in borrowings	12	5,969	22,507
Decrease in borrowings	12	—	(2,547)
Interest paid on financial debt		(176)	(155)
Payments on lease debts	12	(5,693)	(5,550)
Net cash flows provided by financing activities of continuing operations		100	37,817

Net cash flows provided by (used in) financing activities of discontinued operations		10,207	1,781

Net cash flows provided by (used in) financing activities		10,307	39,597

(Decrease) increase in cash and cash equivalents		(52,411)	(9,329)

Cash and cash equivalents at the beginning of the year		185,636	93,216
Effect of exchange rate changes on cash		(3,785)	499

Cash from discontinued operations		11,316	—
Cash from continuing operations		118,123	84,386

Cash and cash equivalents at the end of the period	11	129,440	84,386

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

(1)

Net cash flows used in operating activities from continuing and discontinued operations being presented separately, the effect of intercompany transactions between the two categories is presented within the cash flows of each, although these transactions are fully eliminated in the Group’s financial statements.

(2)

On the date of loss of control, Calyxt’s cash and cash equivalents were derecognized. For better clarity, this impact is presented in investing activities separately from cash flows from discontinued operations.

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

Cellectis S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ in thousands, except share data

		Share Capital Ordinary Shares						Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	Attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2022		45,484,310	2,945	934,696	(18,021)	(584,129)	(114,197)	221,293	15,181	236,474
Net Loss		—	—	—	—	—	(50,858)	(50,858)	(3,352)	(54,211)
Other comprehensive income (loss)		—	—	—	(11,605)	1,218	—	(10,387)	(373)	(10,760)

Total comprehensive income (loss)		—	—	—	(11,605)	1,218	(50,858)	(61,246)	(3,725)	(64,971)
Allocation of prior period loss		—	—	—	—	(114,197)	114,197	—	—	—
Issuance of Calyxt’s common stock and exercise of Calyxt’s pre-funded warrants		—	—	—	—	1,402	—	1,402	1,331	2,733
Transaction with subsidiaries		—	—	—	—	2,152	—	2,152	(2,152)	—
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis		26,500	1	—	—	(1)	—	—	—	—
Non-cash stock-based compensation expense	16	—	—	5,331	—	—	—	5,331	954	6,285
Other movements		—	—	(372,744)	—	372,744	—	—	—	—

As of June 30, 2022		45,510,810	2,946	567,284	(29,626)	(320,812)	(50,858)	168,933	11,588	180,522

As of January 1, 2023		45,675,968	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941
Net Loss							(40,715)	(40,715)	(5,393)	(46,108)
Other comprehensive income (loss)					(415)	(42)	—	(458)	1,454	997

Total comprehensive income (loss)					(415)	(42)	(40,715)	(41,172)	(3,939)	(45,111)
Allocation of prior period loss						(106,139)	106,139	—		—
Capital increase of Cellectis (1)		9,907,800	536	24,482				25,017		25,017
Transaction costs related to Cellectis’ capital increase (2)				(1,455)		—		(1,455)		(1,455)
Operation between shareholders (3)						342		342	(342)	—
Loss of control over Calyxt (4)						—		—	(4,440)	(4,440)
OCI Reclassification pursuant to Calyxt’s deconsolidation (5)					(8,030)	(12)		(8,042)	—	(8,042)
Non-cash stock-based compensation expense	16			4,053		—		4,053	852	4,905
Other movements (6)				(133,976)		133,824		(152)	(105)	(257)

As of June 30, 2023		55,583,768	3,491	476,224	(37,050)	(305,392)	(40,715)	96,558	0	96,558

(1)

During the six-month period ended June 30, 2023, 9,907,800 shares were issued in a February 2023 follow-on offering of American Depositary Shares (ADSs) with gross proceeds of $24.8 million (the Cellectis Follow-on Offering).

(2)

These costs correspond to the issuance costs incurred in 2023 in connection with the Cellectis Follow-on Offering as a reduction of share premium, in addition to the $0.6 million costs incurred and deducted from Equity in the fourth quarter of 2022. The total transaction costs for this Cellectis Follow-on Offering amount to $2.0 million.

(3)

Operations between shareholders during the six months period ended June 30, 2023 correspond to the reduction in Cellectis’ percentage of interest in Calyxt from 49.1% at December 31, 2022 to 48.0% at May 31, 2023, without change in the consolidation method until May 31, 2023.

(4)

On May 31, 2023, Calyxt consummated the Merger (as defined below) with Cibus Global. As from the consummation of the Merger, Cellectis has lost control over Calyxt and we proceeded with its deconsolidation. The net impact on Total Shareholders’ Equity corresponds to the derecognition of minority interests in Calyxt for $4.4 million.

(5)	We have reclassified at the date of loss of control amounts previously recognized in other comprehensive income related to Calyxt that should be reclassified in profit or loss according to IFRS 10.
(6)

During the annual shareholders meeting of June 27, 2023, the shareholders, in accordance with French Law, approved the absorption of $134.0 million of retained earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem and progenitors cells (“HSPC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our HEAL platform, our gene-editing technologies to develop HSPC product candidates in genetic diseases.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. (and Calyxt, Inc. until 31 May 2023), as a consolidated group of companies, are sometimes referred to as the “Group.”

On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global, LLC (“Cibus Global”) (the “Merger”). Among other things, as part of the Merger, each share of Calyxt’s common stock, par value $0.0001 per share, existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the agreement and plan of merger (the “Merger Agreement”) for the Merger. Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. (referred to as “Cibus”). Cellectis’ equity interest in Calyxt was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Calyxt. Calyxt is therefore no longer consolidated since June 1, 2023.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of, and for the six-month period ended, June 30, 2023 were approved by our Board of Directors on August 3, 2023.

The Interim Consolidated Financial Statements are presented in thousands of U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements as of, and for the six-month period ended June 30, 2023 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of and for the six-month period ended June 30, 2023 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2022, except as described below related to the new or amended accounting standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2023 but had no significant impact on the Interim Consolidated Financial Statements:

•

IFRS 17 Insurance Contracts (including Amendments to IFRS 17 issued in June 2020 and Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 – Comparative Information issued in December 2021) (issued in May 2017 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (issued in July 2020 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 and IFRS Practice Statement 2 –Disclosure of Accounting Policies (issued in March 2021 and Effective for the accounting periods as of January 1, 2023)

•

Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued in May 2021 and Effective for the accounting periods as of January 1, 2023)

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2024, or later, as specified below. The Group has not early adopted any of these pronouncements and amendments. We are currently evaluating if the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position, or cash flows:

•	Amendments to IAS 1 regarding the classification of liabilities (issued in January 2020 and Effective for the accounting periods as of January 1, 2024)

•	Amendments to IAS 1 regarding the classification of debt with covenants (issued in October 2022 and Effective for the accounting periods as of January 1, 2024)

•	Amendment to IFRS 16 to “clarify how a seller-lessee subsequently measures sale and leaseback transactions” (issued in September 2022 and Effective for the accounting periods as of January 1, 2024)

Going concern

The consolidated financial statements were prepared on a going concern basis. With cash and cash equivalents of $84,386 thousand as of June 30, 2023, the Company believes it has sufficient resources to continue operating for at least twelve months following the consolidated financial statements’ publication.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect or chose to revise our strategy to extend our cash runway.

To the extend that the company has built its cash forecast to support its ability to continue as a going concern, management considers to have the ability to extend the cash runway even further by prioritizing some clinical programs, save SG&A expenses, raising funds on the markets.

2.2 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

Accounting policy

We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.

Investments in associates

Associates are entities in which the Group has significant influence in respect of financial and operating policy decisions, but not control. Significant influence is assessed through voting rights.

Investments in associates are accounted for under the equity method and are initially recognized at cost.

The consolidated financial statements include the Group’s share of the total comprehensive income of associates from the date when significant influence is obtained until the date it ceases.

If the Group’s share of losses exceeds its equity interest, the carrying amount of investments consolidated under the equity method is reduced to zero and the Group ceases to recognize its share of future losses unless the Group has a legal or constructive obligation to bear a portion of future losses or to make payments on behalf of the associate.

Note 3. Scope of consolidation and non-consolidated entities

Consolidated entities

As of June 30, 2023, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc.

For the six-month periods ended June 30, 2023 the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc and Calyxt, Inc. through May 31, 2023, the date of deconsolidation. See Non-consolidated entities below.

For the six-month periods ended June 30, 2022 the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc and Calyxt, Inc.

Investments in associates

On December 29, 2022, we entered into a Collaboration Agreement with Primera Therapeutics, Inc. (“Primera”) (the “Primera Collaboration Agreement”). Under the Primera Collaboration Agreement, Primera and Cellectis will be co-developing a mitochondrial DNA engineering toolbox for therapies to treat mitochondrial diseases.

Cellectis brings its experience in groundbreaking gene editing research, technology, manufacturing and clinical development. In consideration for Cellectis giving access to Primera to its expertise and knowledge in the gene editing field, and for the Cellectis’ development activities pursuant to the development plan agreed upon the parties. The Primera Collaboration Agreement also grants Primera a right to exercise an exclusive worldwide option to obtain a license from Cellectis on up to five product candidates developed under the Primera Collaboration Agreement. Upon Primera exercising the option, Cellectis would be eligible to receive milestone payments and royalty payments on the net sales of the products developed under the Primera Collaboration Agreement.

Pursuant to the Primera Collaboration Agreement, on May 17, 2023, Cellectis and Primera entered into a Subscription Agreement and a Shareholders Agreement under which Cellectis received 234,570 shares of common stock of Primera, representing a 19.0% ownership interest and 19% of the voting rights in Primera at that date, and a right to designate a director to the Primera’s board of directors.

Consequently, we consider that, since May 17, 2023, we have a significant influence over Primera as defined by IAS 28 because, in addition to voting rights, Cellectis receives and actively holds a seat on Primera’s Board and Cellectis provides Primera with access to essential technical information. Therefore, our investment on Primera is accounted for using the equity method starting on May 17, 2023.

On initial recognition, the investment in an associate is recognized at cost. We consider that the best estimate of the fair value of the consideration given to Primera is the fair market value of Primera’s shares received by Cellectis. The fair value of the investment is immaterial.

As of June 30, 2023, after Primera’s share capital increase that occurred during the quarter, we hold 17.0% of Primera’s shares and voting rights and consider that we continue to exercise significant influence over Primera. After taking into account Primera’s net loss between May 17, 2023 and June 30, 2023 and applying our ownership rate, the value of our investment remains immaterial. We have no legal or contractual obligation to bear losses in excess of our share.

In view of the immaterial value of our investment in Primera at inception and June 30, 2023, we do not present the investment in associates on a separate line in our consolidated statements of financial position or our consolidated statements of operations. Our share of Primera’s loss as of June 30, 2023 has been recognized in other operating expenses.

Non-consolidated entities

Calyxt was consolidated until May 31, 2023.

On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus Global regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus Global). With Calyxt as the surviving entity, current equityholders of Cibus Global would receive shares of Calyxt common stock issued for the purpose of the transaction. On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus Global and certain other parties, entered into the Merger Agreement with respect to this Merger. Upon completion of the proposed Merger, Cellectis S.A. was expected to own approximately 2.4% of the equity interests of the merged combined company, resulting in a loss of control by Cellectis over Calyxt.

In this context, since November 23, 2022, and for long as Cellectis retained control over Calyxt, the assets and liabilities of Calyxt are presented in the financial statements as non-current assets and liabilities held for sale for all periods presented, in accordance with IFRS 5. The statements of consolidated operations, statements of consolidated comprehensive income and statements of consolidated cash flows reflect the presentation of Calyxt as a discontinued operation for all period presented, with a restatement of the 2022 statements.

On May 31, 2023 immediately prior to the consummation of the Merger, Cellectis S.A.’s ownership interest in Calyxt amounted to 48.0%. Cellectis’ voting rights continued to give Cellectis the power to direct relevant activities of Calyxt and therefore Calyxt continued to be consolidated through the May 31, 2023 consummation of the Merger. On May 31, 2023, Calyxt consummated the Merger, and effective on June 1, 2023, the combined company operates under the name of Cibus, Inc.

Among other things, as part of the Merger, each share of Calyxt’s common stock existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A Common Stock, without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the Merger Agreement. Cellectis’ equity interest in Cibus was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Cibus.

The Group considers that Cellectis no longer has control of Calyxt as from June 1, 2023. Consequently, Calyxt was deconsolidated on June 1, 2023. Calyxt’s results are included in the Group’s results until May 31, 2023, and continue to be presented as the results of discontinued operations until that date.

On the date of deconsolidation, we derecognized Calyxt’s assets and liabilities and any non-controlling interests in Calyxt at their carrying amount. We recognized the investment retained in Calyxt at its fair value at the date when control was lost. We also reclassified to profit or loss the amounts recognized in other comprehensive income related to Calyxt that should be reclassified according to relevant IFRSs.

On the date of loss of control, the summary impact of Calyxt’s deconsolidation on the Group’s Financial Statements is as follows:

As of May 31,
2023
Assets held for sale	(19,714)
Liabilities related to assets held for sale	21,980
Non-controlling interests	4,440

Net assets, liabilities and equity derecognized	6,706

Consideration received in cash	—
Fair value of the retained investment	15,097

Consideration received	15,097

Profit from deconsolidation	21,803

Pursuant to the deconsolidation of Calyxt, our investment in Calyxt was classified as a non-current financial asset and measured at fair value as of June 30, 2023.

Non-controlling interests

Non-controlling shareholders held a 50.9% interest in Calyxt as of December 31, 2022 and a 52.0% interest in Calyxt as of May 31, 2023. These non-controlling interests were generated during the initial public offering of Calyxt, subsequent follow-on offerings and Calyxt’s at-the-market (ATM) offering program, as well as through vesting and exercises of equity awards.

On June 1, 2023, as Calyxt was deconsolidated and as a result, we derecognized non-controlling interests in Calyxt.

Since June 1, 2023, there are no longer minority interests as the Group holds a 100% interest in all fully consolidated entities.

Note 4. Information concerning the Group’s Consolidated Operations

4.1 Revenues and other income

4.1.1 For the six-month period ended June 30

Revenues by country of origin and other income

	For the six-month period ended June 30,

	2022 *	2023

	$ in thousands
From France	2,972	317
From USA	—	—

Revenues	2,972	317

Research tax credit	3,544	4,391
Subsidies and other	7	851

Other income	3,551	5,242

Total revenues and other income	6,523	5,560

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

The decrease of revenues from France between the six months periods ended June 30, 2022 and 2023 reflects the recognition of two milestones related to Cellectis’ agreement with Cytovia Therapeutics, Inc (“Cytovia”) for $1.5 million and the recognition of $1.0 million related to the change of control of a licensee pursuant to the terms of its license agreement with Cellectis and the amendment to such license agreement (extension of its option term), each in 2022 while recognition of revenues for the six-month period ended June 30, 2023 is not material.

The increase in other income of $1.6 million between the six months periods ended June 30, 2022 and 2023 reflects an increase of research tax credit of $0.8 million due to an increase of eligible expenses, and the recognition of a $0.8 million income related to the grant and refundable advance agreement signed with Bpifrance (“BPI”) to partially support a R&D program related to Cellectis’ UCART 20x22. We received on June 19, 2023 a $0.9 million refundable advance payment from BPI. This refundable advance is accounted for as a government loan as defined by IAS 20. Because this loan bears a below market interest rate, we measured the fair value of the loan using a market interest rate and recognize as a grant the difference between the cash the cash received and the estimated fair value of the loan. The fair value of the loan on June 19, 2023 was $0.4 million, resulting in a grant of $0.5 million. We recognized this $0.5 million grant in profit and loss of the six-month period ended June 30, 2023, in addition to the $0.3 million contractual grant, as the subsidized expenses have been incurred and the contractual conditions for obtaining the subsidy have been met.

Revenues by nature

	For the six-month period ended June 30,
	2022 *	2023

	$ in thousands
Recognition of previously deferred upfront payments	—	—
Other revenues from collaboration agreements	2,530	—

Collaboration agreements	2,530	—

Licenses	276	264
Products & services	166	53

Total revenues	2,972	317

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

The Company did not recognize any revenue from collaboration agreements for the six-month period ended June 30, 2023, while recognition of other revenues for the six-month period ended June 30, 2022 mainly reflects (ii) the recognition of two development milestones for an aggregate of $1.5 million in connection with the Research Collaboration and License Agreement entered into between Cellectis and Cytovia on February 21, 2021, as amended from time to time (the “Cytovia Agreement”), and (iii) the recognition of $1.0 million related to the change of control of a licensee pursuant to the terms of its license agreement with Cellectis and the amendment to such license agreement (extension of its option term).

Revenues related to licenses include royalties received under our various license agreements.

4.1.2 For the three-month period ended June 30

Revenues by country of origin and other income

	For the three-month period ended June 30,
	2022 *	2023

	$ in thousands
From France	1,307	178
From USA	—	—

Revenues	1,307	178

Research tax credit	1,416	1,275
Subsidies and other	0	547

Other income	1,416	1,823

Total revenues and other income	2,723	2,001

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

The Company did not recognize any revenue from collaboration agreements for the three-month period ended June 30, 2023, while recognition of other revenues for the three-month period ended June 30, 2022 mainly reflects recognition of $1.0 million related to the change of control of a licensee pursuant to the terms of its license agreement with Cellectis and the amendment to such license agreement (extension of its option term).

The increase in other income of $0.4 million between the three months periods ended June 30, 2022 and 2023 reflects the recognition of a $0.5 million grant related to the refundable advance received from BPI, as described in note 4.1.1 above.

Revenues by nature

	For the three-month period ended June 30,
	2022 *	2023

	$ in thousands
Recognition of previously deferred upfront payments	—	—
Other revenues from collaboration agreements	998	—

Collaboration agreements	998	—

Licenses	158	157
Products & services	150	22

Total revenues	1,307	178

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

The company did not recognize any revenue from collaboration agreements for the three-month period ended June 30, 2023, while recognition of other revenues for the three-month period ended June 30, 2022 mainly reflects recognition of $1.0 million related to the change of control of a licensee pursuant to the terms of its license agreement with Cellectis and the amendment to such license agreement (extension of its option term).

Revenues related to licenses include royalties received under our various license agreements.

4.2 Operating expenses

4.2.1 For the six-month period ended June 30

	For the six-month period ended June 30,
Cost of revenue	2022 *	2023
Cost of goods sold	0	—
Royalty expenses	(714)	(389)

Cost of revenue	(714)	(389)

	For the six-month period ended June 30,
Research and development expenses	2022 *	2023
Wages and salaries	(21,161)	(17,520)
Social charges on stock option grants	32	(181)
Non-cash stock-based compensation expense	(3,134)	(2,289)

Personnel expenses	(24,263)	(19,990)

Purchases and external expenses	(19,113)	(15,009)
Other	(8,854)	(8,227)

Total research and development expenses	(52,231)	(43,225)

	For the six-month period ended June 30,
Selling, general and administrative expenses	2022 *	2023
Wages and salaries	(3,226)	(2,983)
Social charges on stock option grants	(39)	(81)
Non-cash stock-based compensation expense	(1,193)	(977)

Personnel expenses	(4,458)	(4,041)

Purchases and external expenses	(5,034)	(3,426)
Other	(1,400)	(1,447)

Total selling, general and administrative expenses	(10,893)	(8,914)

	For the six-month period ended June 30,
Personnel expenses	2022 *	2023
Wages and salaries	(24,387)	(20,503)
Social charges on stock option grants	(8)	(263)
Non-cash stock-based compensation expense	(4,327)	(3,265)

Total personnel expenses	(28,722)	(24,031)

	For the six-month period ended June 30,
	2022 *	2023
Other operating income (expenses)	774	(83)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

The decrease in total operating expenses of $10.5 million from the six-month period ended June 30, 2022 to the six-month period ended June 30, 2023 resulted primarily from (i) a decrease of $6.3 million in purchases, external expenses and other, due to continuing internalization of manufacturing and quality control activities (ii) a decrease of $3.9 million in wages due to headcount reduction, (iii) a decrease of $1.1 million in non-cash stock based compensation expense and (iv) a decrease of $0.3 million in cost of revenues due to the diminution of milestones recognition, partially offset by a (i) a decrease of other operating income of $0.9 million and (ii) a $0.3 million increase in social charges on stock option grants expenses.

4.2.2 For the three-month period ended June 30

	For the three-month period ended June 30,

	2022 *	2023

Cost of goods sold	—	—
Royalty expenses	(329)	(55)

Cost of revenue	(329)	(55)

Research and development expenses	2022 *	2023
Wages and salaries	(10,003)	(8,463)
Social charges on free shares and stock option grants	39	(47)
Non-cash stock-based compensation expense	(1,454)	(1,186)

Personnel expenses	(11,419)	(9,696)

Purchases and external expenses	(9,847)	(8,352)
Other	(4,364)	(4,097)

Total research and development expenses	(25,630)	(22,144)

	For the three-month period ended June 30,
Selling, general and administrative expenses	2022 *	2023
Wages and salaries	(1,593)	(1,480)
Social charges on free shares and stock option grants	7	(7)
Non-cash stock-based compensation expense	(557)	(460)

Personnel expenses	(2,142)	(1,947)

Purchases and external expenses	(2,019)	(1,284)
Other	(669)	(719)

Total selling, general and administrative expenses	(4,830)	(3,950)

	For the three-month period ended June 30,
Personnel expenses	2022 *	2023
Wages and salaries	(11,596)	(9,943)
Social charges on free shares and stock option grants	46	(54)
Non-cash stock-based compensation expense	(2,011)	(1,646)

Total personnel expenses	(13,561)	(11,643)

	For the three-month period ended June 30,
	2022 *	2023
Other operating income (expenses)	753	490

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 5)

The decrease in total operating expenses of $4.4 million from the three-month period ended June 30, 2022 to the three-month period ended June 30, 2023 resulted primarily from (i) a decrease of $2.5 million in purchases, external expenses and other, due to continuing internalization of manufacturing and quality control activities (ii) a decrease of $1.7 million in wages due to headcount reduction, (iii) a decrease of $0.4 million in non-cash stock based compensation expense, (iv) a decrease of $0.3 million in cost of revenues due to the diminution of milestones recognition partially offset by (i) a $0.1 million increase in social charges on stock option grants expenses and (ii) a decrease of $0.3 million in other operating income.

4.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the six-month period ended June 30, 2023, Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President CMC and Manufacturing;

•	The Senior Vice President of US Manufacturing;

•	The Chief Scientific Officer;

•	The Chief Financial Officer

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Pharmaceutical Compliance Officer;

•	The Chief Medical Officer; and

•	The Chief Human Resources Officer.

Until May 31, 2023, we viewed our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development of (i) gene-edited allogeneic Chimeric Antigen Receptor T-cells product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoetic stem and progenitor cells (HSPC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified product offerings will primarily be delivered through its proprietary BioFactory™ production system. It corresponds to the activity of Calyxt. As of May 31, 2023, immediately prior the consummation of the Merger we owned a 48.0% equity interest in Calyxt. This segment is only related to assets held for sale until May 31, 2023. This segment is presented as assets held for sale as of December 31, 2022 and discontinued operations for the six-month period ended June 30, 2023 and 2022. All tables referring to the six-month period ended June 30, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023.

As from June 1, 2023 and the deconsolidation of Calyxt, the Therapeutics segment is the Group’s only reportable segment.

Following the consummation of the Merger, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and cost of revenue and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

Net income (loss) by segment includes the impact of the transactions between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment for the six months period ended June 30, 2022 and 2023.

	For the six-month period ended June 30, 2022			For the six-month period ended June 30, 2023
$ in thousands	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments
External revenues	73	2,972	3,045	43	317	360
External other income	—	3,551	3,551	—	5,242	5,242

External revenues and other income	73	6,523	6,596	43	5,560	5,602

Cost of revenue	—	(714)	(714)	(63)	(389)	(451)
Research and development expenses	(6,297)	(52,231)	(58,527)	(3,487)	(43,225)	(46,712)
Selling, general and administrative expenses	(6,801)	(10,893)	(17,695)	(2,313)	(8,914)	(11,227)
Other operating income and expenses	242	774	1,016	(1,251)	(83)	(1,334)

Total operating expenses	(12,856)	(63,064)	(75,920)	(7,113)	(52,612)	(59,725)

Operating income (loss) before tax	(12,783)	(56,541)	(69,324)	(7,070)	(47,053)	(54,123)

Net financial gain (loss)	5,900	9,213	15,113	(3,307)	11,580	8,273

Income tax	—	—	—	—	(258)	(258)

Net income (loss) from discontinued operations	(6,883)		(6,883)	(10,377)		(10,377)

Net income (loss)	(6,883)	(47,328)	(54,211)	(10,377)	(35,731)	(46,108)

Non-controlling interests	3,352	—	3,352	5,393	—	5,393

Net income (loss) attributable to shareholders of Cellectis	(3,531)	(47,328)	(50,858)	(4,984)	(35,731)	(40,715)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	216	3,134	3,349	188	1,900	2,088
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	789	1,193	1,982	599	1,366	1,965

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,005	4,327	5,331	788	3,265	4,053

Adjusted net income (loss) attributable to shareholders of Cellectis	(2,526)	(43,001)	(45,527)	(4,196)	(32,465)	(36,663)

Depreciation and amortization	(1,316)	(9,434)	(10,749)	(7)	(8,875)	(8,882)
Additions to tangible and intangible assets	671	1,452	2,123	21	536	556

Details of key performance indicators by reportable segment for the three months period ended June, 30, 2022 and 2023.

	For the three-month period ended June 30, 2022			For the three-month period ended June 30, 2023
$ in thousands	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments
External revenues	42	1,307	1,348	1	178	179
External other income	—	1,416	1,416	—	1,823	1,823

External revenues and other income	42	2,723	2,765	1	2,001	2,002

Cost of revenue	—	(329)	(329)	(63)	(55)	(118)
Research and development expenses	(3,419)	(25,630)	(29,048)	(1,322)	(22,144)	(23,467)
Selling, general and administrative expenses	(3,585)	(4,830)	(8,415)	(976)	(3,950)	(4,927)
Other operating income and expenses	198	753	951	(1,074)	490	(584)

Total operating expenses	(6,806)	(30,036)	(36,842)	(3,435)	(25,660)	(29,095)

Operating income (loss) before tax	(6,764)	(27,313)	(34,077)	(3,434)	(23,659)	(27,093)

Financial gain (loss)	6,322	8,301	14,623	(2,213)	15,982	13,769

Income tax	—	—	—	—	(258)	(258)

Net income (loss) from discontinued operations	(442)		(442)	(5,647)		(5,647)

Net income (loss)	(442)	(19,012)	(19,454)	(5,647)	(7,935)	(13,583)

Non controlling interests	506	—	506	(2,935)	—	(2,935)

Net income (loss) attributable to shareholders of Cellectis	64	(19,012)	(18,946)	(2,712)	(7,935)	(10,648)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	226	1,454	1,681	103	797	900
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	447	557	1,003	326	849	1,174

Adjustment of share-based compensation attributable to shareholders of Cellectis	673	2,011	2,684	428	1,646	2,074

Adjusted net income (loss) attributable to shareholders of Cellectis	737	(17,001)	(16,264)	(2,284)	(6,289)	(8,573)

Depreciation and amortization	(608)	(4,500)	(5,108)	(12)	(4,419)	(4,431)
Additions to tangible and intangible assets	308	870	1,178	21	311	332

4.4 Financial income and expenses

4.4.1 For the six-month period ended June 30

	For the six-month period ended June 30,
Financial income and expenses	2022	2023
Income from cash, cash equivalents and financial assets	311	1,441
Foreign exchange gains	8,310	9,248
Gain on fair value measurment	3,642	593
Other financial income	—	21,759

Financial income	12,263	33,041

Interest on financial liabilities	(176)	(690)
Foreign exchange losses	(878)	(2,278)
Loss on fair value measurment	(247)	(16,931)
Interest on lease liabilities	(1,748)	(1,561)
Other financial expenses	—	(1)

Financial expenses	(3,050)	(21,461)

Net financial gain (loss)	9,213	11,580

The increase in financial income of $20.8 million between the six-month periods ended June 30, 2022 and 2023 was mainly attributable to the profit from Calyxt’s deconsolidation of $21.8 million, an increase in gain from our financial investments of $1.1 million, an increase in the foreign exchange gain of $0.9 million (from a $8.3 million gain in 2022 to a $9.2 million gain in 2023, of which $8.0 million are reclassified from OCIs pursuant to Calyxt’s deconsolidation), and a $0.4 million gain on change in fair value of the EIB warrants, partially offset by a $3.6 million decrease in gain on fair value of Cytovia’s note receivable (in addition to the $6.8 million loss recognized in financial expenses in 2023).

The increase in financial expenses of $18.4 million between the six-month periods ended June 30, 2022 and 2023 is mainly attributable to the loss in fair value on our retained investment in Calyxt since deconsolidation for $10.2 million, a $6.8 million decrease in the fair value of Cytovia’s note receivable, a $1.4 million increase in foreign exchange loss (from a $0.9 million loss in 2022 to a $2.3 million loss in 2023) and an increase of loan interest for $0.4 million related to the EIB loan.

4.4.2 For the three-month period ended June 30

	For the three-month period ended June 30,
Financial income and expenses	2022	2023
Income from cash, cash equivalents and financial assets	205	761
Foreign exchange gains	6,146	9,216
Gain on fair value measurment	3,642	531
Other financial income	—	21,759

Financial income	9,992	32,266

Interest on financial liabilities	(111)	(573)
Foreign exchange losses	(592)	(1,289)
Loss on fair value measurment	(125)	(13,648)
Interest on lease liabilities	(863)	(774)
Other financial expenses	(0)	(0)

Financial expenses	(1,691)	(16,284)

Net financial gain (loss)	8,301	15,982

The increase in financial income of $22.3 million between the three-month periods ended June 30, 2022 and 2023 was mainly attributable to the profit from Calyxt’s deconsolidation of $21.8 million, an increase in gain from our financial investments of $0.6 million, an increase in the foreign exchange gain of $3.1 million (from a $6.1 million gain in 2022 to a $9.2 million gain in 2023, of which $8.0 million are reclassified from OCIs pursuant to Calyxt’s deconsolidation), and a $0.4 million gain on change in fair value of the EIB warrants, partially offset by a $3.6 million decrease in gain on fair value of Cytovia’s note receivable (in addition to the $3.5 million loss recognized in financial expenses in 2023).

The increase in financial expenses of $14.6 million between the six-month periods ended June 30, 2022 and 2023 is mainly attributable to the loss in fair value on our retained investment in Calyxt since deconsolidation for $10.2 million, a $3.5 million decrease in the fair value of Cytovia’s note receivable, a $0.7 million increase in foreign exchange loss (from a $0.6 million loss in 2022 to a $1.3 million loss in 2023) and an increase of loan interest for $0.4 million related to the EIB loan.

Note 5. Discontinued operations

Accounting policies

Non-current assets held for sale and disposal groups

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, non-current assets (including property, plant and equipment and intangible assets) and disposal groups (a group of assets to be disposed of) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction and when the following conditions are met: i) management is committed to a plan to sell; ii) the asset or disposal group is available for immediate sale; iii) an active program to locate a buyer is initiated; iv) the sale is highly probably, within 12 months of classification as held for sale; v) the asset or disposal group is being actively marketed for sale at a sales price reasonable in relation to its fair value; and vi) actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale.

Non-current assets and related liabilities classified as held for sale are presented separately and are considered as current items in the statement of consolidated financial position.

Discontinued operations

The Group classifies as discontinued operations a component of the Group that either has been disposed of, or is classified as held for sale, and i) represents a separate major line of business or geographical area of operations; ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or iii) is a subsidiary acquired exclusively with a view to resell.

The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or disposal groups constituting the discontinued operation would be presented as a single line item in the statement of consolidated comprehensive income.

Cash flows generated by the assets or disposal groups constituting the discontinued operation are presented as a single line item within each of the categories of cash flows in the statement of consolidated cash flows.

Details of discontinued operations and disposal groups

On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus Global regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus Global). On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus Global and certain other parties, entered into the Merger Agreement with respect to the Merger. In connection with the Merger Agreement, Cellectis executed a voting agreement with Cibus Global to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof.

On May 31, 2023, Calyxt consummated the Merger, and effective on June 1, 2023, the combined company operates under the name Cibus, Inc. Consequently, Cellectis S.A. owned 2.9% of the equity interests of the merged combined company, resulting in a loss of control by the Group over Calyxt. The combined company operates under the name of Cibus, Inc. Cellectis S.A. owned 479,264 shares out of Calyxt’s total outstanding shares of 997,745 shares immediately prior to the Merger (in each case, after giving effect to Calyxt’s 1-for-10 reverse stock split, which became effective on April 24, 2023, and Calyxt’s 1-for-5 reverse stock split, which became effective on May 31, 2023). Among other things, as part of the Merger, each share of Calyxt’s common stock existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A Common Stock, without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the Merger Agreement.

The Group considers that Calyxt met the definition of a group of assets held for sale as the criteria defined by IFRS 5 were met on November 23, 2022 and until the loss of control and deconsolidation on May 31, 2023. In the present financial statements, Calyxt is therefore classified as a disposal group held for sale in December 31, 2022 and as a discontinued operation for the six months period ended June 30, 2022 and for the five year period ended May 31, 2023. All tables referring to the six-month period ended June 30, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023

As prescribed by IFRS 5, Calyxt’s assets and liabilities are measured at the lower of their carrying amount and their fair value less costs to sell from November 23, 2022 and until derecognition on June 1, 2023. No gain or loss was recognized pursuant to this measurement.

The results of Calyxt are as follows :

	For the six-month period ended June 30,
	2022	2023**
Revenues and other income	73	43
Operating expenses	(12,856)	(7,113)

Operating income (loss)	(12,783)	(7,070)

Net Financial gain (loss)	5,900	(3,307)

Net income (loss) from discontinued operations	(6,883)	(10,377)

**	Figures for the six-month period ended June 30, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023

The earning per share attributable to Calyxt is as follows :

	For the six-month period ended June 30,
	2022	2023**
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.08)	(0.09)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($) /share) from discontinued operations	(0.08)	(0.09)

**	Figures for the six-month period ended June 30, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023

The net cash flows attributable to Calyxt are as follows:

	For the six-month period ended June 30,
	2022	2023**
Net cash flows provided by (used in) operating activities of discontinued operations	(11,970)	(3,644)
Net cash flows provided by (used in) investing activities of discontinued operations	(744)	76
Net cash flows provided by (used in) financing activities of discontinued operations	10,207	1,781
(Decrease) increase in cash and cash equivalents	(2,506)	(1,787)

**	Figures for the six-month period ended June 30, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023

The major classes of assets and liabilities of Calyxt classified as held for sale are as follows:

	As of December 31,	As of May 31,	As of June 30,
	2022	2023	2023
Intangible assets	697	697	—
Property, plant, and equipment	4,110	4,118	—
Right-of-use assets	13,263	13,139	—
Other non-current assets	—	—	—
Other current assets	272	119	—
Cash and cash equivalents	3,427	1,642	—

Total assets held for sale	21,768	19,714	—

Non-current lease debts	13,387	13,140	—
Other non-current liabilities	—	—	—
Current financial liabilities	267	5,647	—
Current lease debts	463	406	—
Trade payables	747	2,567	—
Other current liabilities	—	220	—

Total liabilities related to assets held for sale	14,864	21,980	—

Net assets held for sale	6,903	(2,266)	—

Note 6. Impairment tests

Accounting policy

Amortizable intangible assets, depreciable tangible assets and right-of-use are tested for impairment when there is an indicator of impairment. Impairment tests involve comparing the carrying amount of cash-generating units with their recoverable amount. The recoverable amount of an asset is the higher of (i) its fair value less costs to sell and (ii) its value in use. If the recoverable amount of any asset is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants. Plants’ CGU is classified as held for sale until May 31, 2023.

Results of impairment test

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs for the six months periods ended June 30, 2022 or 2023.

The CGU corresponding to the Plants segment consisted solely of Calyxt. Since the deconsolidation of Calyxt on June 1, 2023, our retained investment in Calyxt is measured at fair value, based on Cibus share price on the Nasdaq.

As from June 1, 2023, there is a single CGU corresponding to the Plants segment.

Note 7. Right-of-use assets

Details of Right-of-use assets

Under the provision of IFRS 16 “Leases”, the Company recognizes a right of use asset and lease liability on the Statement of financial position.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total

	$ in thousands
Net book value as of January 1, 2022	55,197	14,226	69,423

Additions	487	328	816
Depreciation expense	(1,418)	(1,225)	(2,642)
Translation adjustments	(304)	(64)	(369)

Net book value as of June 30, 2022	53,962	13,265	67,227

Gross value at end of period	69,847	19,875	89,721
Accumulated depreciation and impairment at end of period	(15,885)	(6,609)	(22,494)
Net book value as of January 1, 2023	33,666	10,608	44,275

Additions	879	96	975
Disposal of right-of-use asset	(102)	—	(102)
Depreciation expense	(2,292)	(1,685)	(3,977)
Translation adjustments	237	49	286

Net book value as of June 30, 2023	32,389	9,068	41,457

Gross value at end of period	50,684	17,932	68,616
Accumulated depreciation at end of period	(18,295)	(8,864)	(27,159)

Note 8. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total

	$ in thousands

Net book value as of January 1, 2022	14,733	58,072	3,109	2,932	78,846

Additions to tangible assets	78	(23)	96	793	945
Disposal of tangible assets	—	54	(143)	—	(90)
Reclassification	78	1,254	8	(1,362)	(23)
Depreciation expense	(571)	(2,139)	(117)	—	(2,827)
Translation adjustments	(212)	(71)	(19)	(25)	(327)

Net book value as of June 30, 2022	14,106	57,146	2,933	2,338	76,523

Gross value at end of period	22,227	76,379	5,012	2,338	105,955
Accumulated depreciation and impairment at end of period	(8,121)	(19,233)	(2,078)	(0)	(29,432)
Net book value as of January 1, 2023	9,321	51,072	2,277	952	63,621

Additions to tangible assets	—	15	11	529	556
Disposal of tangible assets	(172)	(152)	(1)	—	(326)
Reclassification	290	81	(0)	(372)	(1)
Depreciation expense	(948)	(3,570)	(354)	—	(4,872)
Translation adjustments	171	51	12	18	252

Net book value as of June 30, 2023	8,661	47,497	1,946	1,127	59,231

Gross value at end of period	18,193	73,035	4,963	1,127	97,318
Accumulated depreciation and impairment at end of period	(9,532)	(25,537)	(3,018)	—	(38,087)

Note 9. Non-current financial assets

	As of December 31,	As of June 30,
	2022	2023

	$ in thousands
Deposit	1,216	800
Non current restricted cash	4,716	4,656
Investments in non consolidated entities	—	5,032
Other non current financial assets	2,859	2,518

Non current financial assets	8,791	13,006

As of June 30, 2023, our deposits consist of one deposit for our leased premises in Paris. The diminution of $0.4 million since December 31, 2022 is related to a supplier deposit reimbursement.

As of June 30, 2023, our non-current restricted cash primarily consists of $1.9 million related to a leasing agreement for equipment in Raleigh, $2.6 million for our leased premises in Raleigh and $0.2 million for our leased premises in New-York.

As of June 30, 2023, our non-current financial assets relate to the partial sublease of our premises in New York which started in June 2022.

Pursuant to Calyxt deconsolidation, our investment in Calyxt was classified as a non-current financial asset and measured at fair value as of June 30, 2023 for $5.0 million. The Cibus shares held by Cellectis remain listed on the Nasdaq Capital Market under the ticker symbol “CBUS” and were measured using the closing stock price of $10.50 on June 30, 2023

Note 10. Trade receivables and other current assets

10.1 Trade receivables

	As of December 31,	As of June 30,
	2022	2023

	$ in thousands
Trade receivables	772	422

Total net value of trade receivables	772	422

All trade receivables have payment terms of less than one year. The trade receivables as of June 30, 2023 primarily consists of $0.2 million receivable related to our license agreement with one of our partner. The diminution between December 31, 2022 and June 30, 2023 is related to the payment of a $0.5 million receivable related to the extension of the option term of a license agreement.

10.2 Subsidies receivables

	As of December 31,	As of June 30,
	2022	2023

	$ in thousands
Research tax credit	14,496	19,180
Other subsidies	—	308

Total subsidies receivables	14,496	19,488

Research tax credit receivables as of June 30, 2023 include the accrual for the French research tax credit related to 2023 for $3.4 million and to previous periods for $15.8 million.

The remaining amount relates to refundable tax credits in the United States.

During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, the tribunal administratif of Paris, France confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were reimbursed to Cellectis in February 2022. On March 15, 2022, the French tax authorities appealed this decision to the Paris Administrative Court of Appeal (Cour administrative d’appel de Paris) and requested that the decision be reversed. On May 18, 2022, the Company filed its observations in defense, so that the litigation is pending the Court’s decision.

On March 8, 2023, we signed a grant and refundable advance agreement with BPI to partially support one of our R&D programs which correspond to UCART 20x22 and related CMC activities. Pursuant to this agreement, we will receive, subject to the achievement of certain milestones, a total financing of €6.4 million of which 14.77% is a grant and 85.23% is a refundable advance.

The first instalment of €1.0 million, which represents an upfront amount, became payable upon signature and was partially received in the second quarter of 2023. The first milestone payment of €1.9 million, which corresponds to the start of the UCART 20x22 clinical study, has also become payable and is expected to be received in the third quarter of 2023. The part of those initial payments corresponding to a grant was recognized in other revenues for $0.3 million.

10.3 Other current assets

	As of December 31,	As of June 30,
	2022	2023

	$ in thousands
VAT receivables	1,140	999
Prepaid expenses and other prepayments	6,233	5,979
Tax and social receivables	1,166	63
Deferred expenses and other current assets	538	828

Total other current assets	9,078	7,869

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2022, and the six-month period ended June 30, 2023, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART 20x22.

As of December 31, 2022 and June 30, 2023, tax and social receivables relate mainly to social charges on personnel expenses. The reduction is related to reimbursement of tax litigation on stock options.

The increase in deferred expenses and other current assets of $0.3 million from December 31, 2022 to June 30, 2023 is mainly due to a $0.4 million receivable related to our American Depositary Receipts program.

Note 11. Current financial assets and Cash and cash equivalents

As of December 31, 2022	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	7,907	—	7,907
Cash and cash equivalents	89,789	—	89,789

Current financial assets and cash and cash equivalents	97,696	—	97,696

As of June 30, 2023	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	1,120	—	1,120
Cash and cash equivalents	84,386	—	84,386

Current financial assets and cash and cash equivalents	85,505	—	85,505

11.1 Current financial assets

As of June 30, 2023, current financial assets of $1.1 million correspond to Cytovia’s note receivable. There is no short-term restricted cash included in the current financial assets.

As of December 31, 2022, current financial assets corresponded to Cytovia’s convertible note, measured at its fair value of $7.9 million. There was no short-term restricted cash included in the current financial assets. As of December 31, 2022, short-term restricted cash in the form of deposits to secure a Calyxt furniture and equipment sale-leaseback for $0.2 million which was included in assets held for sale.

On February 12, 2021, we entered into a research collaboration and non-exclusive license agreement with Cytovia Therapeutics, Inc.(“Cytovia”) as amended from time to time (the “Cytovia Agreement”) to develop induced Pluripotent Stem Cell (iPSC) iPSC-derived Natural Killer (NK) and CAR-NK cells edited with our TALEN.

Upon initial execution of the Cytovia Agreement, the Company recorded a note receivable and related license revenue of $20 million in respect of the Upfront Collaboration Consideration. Because the Cytovia Conditions were not met by December 31, 2021, the note receivable was converted to an accounts receivable as of December 31, 2021. In April 2022, in connection with Cytovia’s entering into a definitive business combination agreement with a publicly traded Special Purpose Acquisition Company (“SPAC”), we entered into an amendment to the Cytovia Agreement, pursuant to which we received a $20 million convertible note in payment of the Upfront Collaboration Consideration. The terms of the convertible note provided for (i) conversion into common stock of the combined company upon completion of the business combination or, (ii) in certain circumstances, our ability to elect to be paid in cash on or before December 31, 2022. Because the SPAC business combination was abandoned and the conditions of the convertible note were not met, we and Cytovia entered into an amended and restated note which became effective as of December 22, 2022.

The amended and restated convertible note provides for automatic conversion into common stock of Cytovia in the case of certain fundamental transactions pursuant to which Cytovia becomes a public reporting company and for conversion at Cellectis’ option in connection with certain financing transactions, upon a company sale and at final maturity. In each case such conversion is subject to a 9.9% ownership cap, with the balance issuable in the form of pre-funded warrants. Among other changes, the amended and restated convertible note increases the applicable interest rate of the convertible note to 10% per annum, subject to a 10% step up upon the occurrence and continuation of an event of default, provides for the repayment of 50% of the outstanding amount on April 30, 2023 and extends the final maturity date for the repayment of the remaining outstanding amount to June 30, 2023. On April 30, 2023, we signed a further amendment to agree that 100% of the convertible will be due at final maturity on June 30, 2023.

At the maturity date on June 30, 2023, we did not elect to convert the convertible note into shares of Cytovia’s then-outstanding most senior series of preferred stock and therefore the outstanding amount of the note automatically became due and payable in full in cash by Cytovia for $22.4 million, which includes the $20.0 million principal and $2.4 million of accrued and unpaid interest accrued since the convertible note was issued in April 2022. Cytovia failed to pay this amount, which remains due and payable and Cytovia’s receivable note continues to accrue interest during the continuation of this default, subject to the 10% interest step up. .

The convertible note was classified as a financial asset measured at fair value through profit or loss until June 30, 2023. The fact that Cytovia is in default substantially changes the cash flows associated with this asset, mainly as the convertible note is now only repayable in cash (and no longer subject to conversion into shares of Cytovia). We consider that the criteria for derecognition of this financial asset are met on June 30, 2023, and we therefore derecognized this asset to recognize a new asset, based on such new characteristics.

The new asset is a financial asset payable solely in cash, including principal and interest. We intend to hold this asset until it is repaid by Cytovia. The repayment is already due at initial recognition. This new asset is therefore classified as a current financial asset, initially recognized at its fair value and subsequently measured at amortized cost.

At initial recognition, as this new asset can be analyzed as an originated credit-impaired asset, we included in the estimated fair value of the asset the expected credit losses over the life of the asset.

The expected credit losses have been estimated using both historical and forward-looking estimations, including (i) our ongoing negotiations with Cytovia on the restructuring of [the Cytovia Agreement], and (ii) our assessment of Cytovia’s credit worthiness based on our historical experience with Cytovia and the current financing market for biotechnology companies, and in particular, for companies working on pluripotent stem cells. On the basis of this information, we have prepared recovery scenarios for which the expected loss in each scenario has been weighted by the probability of the scenario occurring.

Considering the expected credit losses over the life of the asset, we have estimated the fair value of Cytovia’s note receivable at the initial recognition date, i.e. June 30, 2023, at $1.1 million. This represents a net loss in fair value of $6.8 million for the six-month period ended June 30, 2023, composed of the impact of the derecognition of the initial asset for $7.9 million and the recognition of the new one for $1.1 million. We recognized this loss in fair value through profit and loss, within financial expenses.

As of June 30, 2023	Fair value in $ thousands
Expected occurrence of most probable scenario +20%	224
Expected occurrence of most probable scenario	1,120
Expected occurrence of most probable scenario -20%	2,015

11.2 Cash and cash equivalents

	As of December 31,	As of June 30,
	2022	2023

	$ in thousands
Cash and bank accounts	65,012	73,520
Money market funds	13,578	—
Fixed bank deposits	11,200	10,866

Total cash and cash equivalents	89,789	84,386

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 12. Financial liabilities

12.1 Detail of financial liabilities

	As of December 31,	As of June 30,
	2022	2023

	$ in thousands
Conditional advances	—	417
Lease debts	49,358	46,157
State Guaranteed loan « PGE »	13,569	11,314
EIB loan	—	16,654
EIB warrants	—	4,875
Other non-current financial liabilities	6,962	7,010

Total non-current financial liabilities and non-current lease debts	69,889	86,427

Lease debts	7,872	8,270
State Guaranteed loan « PGE »	4,972	5,064
Other current financial liabilities	116	122

Total current financial liabilities and current lease debts	12,960	13,455

Trade payables	21,456	19,229
Other current liabilities	13,179	8,093

Total Financial liabilities	117,484	127,204

As of December 31, 2022 and as of June 30, 2023, the other non-current financial liabilities are composed of a $1.1 million loan to finance leasehold improvements in our premises in New York and a Research Tax Credit financing with BPI that was finalized in June 2022 with €5.5 million received representing a non-current financial liability of $5.9 million.

State Guaranteed loan

State Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $20.1 million using exchange rate as of June 30, 2023) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a PGE. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. As of June 30, 2023, the current liability related to the State Guaranteed loan amounts to $5.1 million and the non-current liability amounts to $11.3 million.

Conditional advances

On March 8, 2023, we signed a grant and refundable advance agreement with BPI to partially support one of our R&D programs which corresponds to UCART 20x22 and related CMC activities. Pursuant to this agreement, on June 19, 2023, we received $0.9 million as the first installment of the refundable advance.

Repayment of this advance is due over a period of 3 years starting on March 31, 2028. The amount to be repaid is equal to the principal adjusted upwards by a discounting effect at an annual rate of 3.04%, in accordance with the European Commission’s principle for State aid. The amount of this discounting adjustment is expected to be $0.2 million and the total amount to be repaid $1.0 million.

The refundable advance from BPI can be analyzed as a government loan as defined by IAS 20. Because his loan bears a lower-than-market interest rate, we measure the fair value of the loan using a market interest rate and recognize the difference with the cash received as a grant. Based on a market rate of 16.1% determined using the credit spread observed for loans contracted by Cellectis over a comparable term, we measured the fair value of this loan at $0.4 million, resulting in a grant of $0.5 million. The loan is subsequently measured at amortized cost.

European Investment Bank (“EIB”) loan

On December 28, 2022, we entered into a finance contract (the “Finance Contract”) with the EIB for up to €40.0 million in loans to support our research and development activities to advance our pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provides for funding in three tranches, as follows: (i) an initial tranche of €20.0 million (“Tranche A”); (ii) a second tranche of €15.0 million (“Tranche B”); and (iii) a third tranche of €5.0 million (“Tranche C,” and each of Tranche A, Tranche B, and Tranche C, a “Tranche”), each issuable only in full. Each of our material subsidiaries guarantees our obligations under the Finance Contract. On March 30, 2023, the Company and EIB entered into a Subscription Agreement for Warrants to be Issued by Cellectis S.A. (the “Warrant Agreement”), as required by the Finance Contract.

On April 4, 2023, Cellectis announced the drawdown of the €20 million Tranche A. The disbursement of Tranche A was subject to, among other conditions, (i) the issuance of a specified number of warrants to the benefit of EIB (the “Tranche A Warrants”) and (ii) the completion of certain clinical development milestone by a Cellectis’ licensee, and, as of April 4, 2023, each of (i) and (ii) had been satisfied.

On March 28, 2023, the Company issued 2,779,188 Tranche A Warrants to EIB, in accordance with the terms of the 11th resolution of the shareholders’ meeting held on June 28, 2022 and articles L. 228-91 and seq. of the French Commercial Code, representing 5.0% of the Company’s outstanding share capital as at their issuance date. The exercise price of the Tranche A Warrants is equal to €1.92, corresponding to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding their issuance. Tranche A will mature six years from its disbursement date. Interest on Tranche A shall be paid in kind, shall be capitalized annually by increasing the principal amount of Tranche A, and shall accrue at a rate equal to 8% per annum. The EIB proceeded to the payment of the €20 million on April 17, 2023.

Each EIB Warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to applicable adjustments and anti-dilution provisions). The EIB Warrants will have an exercise price per share equal to 99% of the weighted average price per share of the Company over the last three trading days prior to their issuance. The EIB Warrants with respect to Tranche B and Tranche C are only issuable if the Company elects to drawdown such tranches.

The EIB Warrants expire on the twentieth anniversary of their issuance date, at which time such unexercised EIB Warrants will be automatically deemed null and void. Any outstanding EIB Warrant will become exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche A, (iii) a public take-over bid approved by the Company’s board of directors, (iv) a sale of all or substantially all of certain assets of Cellectis and its subsidiaries, (v) a debt repayment event (i.e. any mandatory repayment pursuant to the Finance Contract or any voluntary payment more than 75% of any Tranche) in respect of one or more Tranches, , or (vi) the receipt of a written demand for repayment from EIB in connection with an event of default under the Finance Agreement (each an “Exercise Event”).

Following any Exercise Event and until expiration of the applicable EIB Warrants, EIB may exercise a put option by which EIB may require the Company to repurchase all or part of the then-exercisable but not yet exercised EIB Warrants. The exercise of such put option would be at the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by EIB pursuant to the Finance Contract at the time of the put option, reduced by certain repaid amounts, at the time of exercise of the put option.

Furthermore, in the case of any public take-over bid from a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, the Company shall, subject to certain conditions including the sale by certain shareholders of all of their shares and other securities, be entitled to repurchase all, but not less than all, of the EIB Warrants, at a price equal to the greater of (a) 0.3 times the amount disbursed by the EIB under the Finance Contract divided by the aggregate number of EIB Warrants issued (reduced by the number of exercised EIB Warrants), and (b) the fair market value of the EIB Warrants.

The Company has a right of first refusal to repurchase the EIB Warrants that are offered for sale to a third party under the same terms and conditions of such third party’s offer, provided that such right of first refusal does not apply if the contemplated sale occurs within the scope of a public take-over bid by a third party.

The contract constituted of the loan agreement and the warrants agreement is a hybrid contract, as it contains a non-derivative component (the loan) and derivative options-based components (the warrants and attached options). The loan can be qualified as the host contract and the warrants and attached options as embedded derivatives. Given, the economic characteristics and specific risks of the embedded derivatives, we consider they should be accounted for separately from the host contract.

The €20.0 million Tranche A loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on April 17, 2023, the fair value of this loan include $0.3 million of transaction costs and the $5.2 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $16.2 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 13.4%

Derivative Instruments – EIB Warrants

The tranche A Warrants issued in favor of the EIB in relation to the Tranche A disbursement in the form of 2,779,188 Bons de Souscription d’Actions (“BSA”) are derivative instruments.

Because of its terms and conditions of the EIB’s put option, we consider that the put option and the tranche A Warrants are to be treated as a single compound embedded derivative.

Because of its terms and conditions, we consider it highly unlikely that the Company will exercise the call option. Accordingly, the call option has been valued at zero and is not accounted for.

The “fixed for fixed” rule of IAS 32, which states that derivatives shall be classified as equity if they can only be settled by the delivery of a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met because there is a settlement option that may result in the exchange of a variable number of shares for a variable price in the case of a put option exercise.

As they are not equity instruments, the tranche A Warrants and attached put option are to be classified as a financial liability and will be measured at fair value through profit and loss.

The fair value of the tranche A Warrants and put option has been estimated using a Longstaff Schwartz approach.

This approach is most appropriate to estimate the value of American options (which may be exercised any time from an exercise event until maturity) with complex exercise terms (EIB can exercise the tranche A warrants on the basis of Cellectis’ spot share price or exercise the put option on the basis of the average price of the shares over 90 days).

The Longstaff Schwartz approach is also based on the value of the underlying share price at the valuation date, the observed volatility of the company’s historical share price and the contractual life of the instruments.

The assumptions and results of the warrants valuation are detailed in the following tables:

Tranche A Warrants
Grant date *	4/17/2023
Expiration date	4/17/2043
Number of options granted	2,779,188
Share entitlement per option	1
Exercise price (in euros per option)	1.92
Valuation method	Longstaff Schwartz

*	The grant date retained is the disbursement date of the Tranche A as this is the issuance date defined in the contract.

	Tranche A Warrants
	4/17/2023	6/30/2023
Number of warrants granted	2,779,188	2,779,188
Share price (in euros)	1.87	1.77
Average life of options (in years)	20	19.8
Expected volatility	81.3%	70.6%
Put option cap (in € thousands)	7.196	7.196
Discount rate	2.85%	2.71%
Expected dividends	0%	0%
Fair value per options (in euros per share)	1.73	1.61

Fair value in $ thousands	5,224	4,875

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of April 17, 2023	Fair value in $ thousands
Expected volatility -5%	5,206
Expected volatility	5,224
Expected volatility +5%	5,231

As of June 30, 2023	Fair value in $ thousands
Expected volatility -5%	4,790
Expected volatility	4,875
Expected volatility +5%	4,925

12.2 Due dates of the financial liabilities

Balance as of June 30, 2023	Book value	Less than One Year	One to Five Years	More than Five Years

	$ in thousands
Lease debts	54,427	8,270	28,661	17,496
Financial liabilities	45,455	5,185	17,886	22,384

Financial liabilities	99,882	13,455	46,547	39,879

Trade payables	19,229	19,229	—	—
Other current liabilities	8,093	8,093	—	—

Total financial liabilities	127,204	40,777	46,547	39,879

Note 13. Other current liabilities

	As of December 31,	As of June 30,
	2022	2023

	$ in thousands
VAT Payables	3,058	—
Accruals for personnel related expenses	9,421	7,126
Other	700	967

Total	13,179	8,093

Accruals for personnel related expenses are related to annual bonuses, paid time-off (PTO) accruals and social expenses on stock options.

Other current liabilities decreased by $5.1 million between December 31, 2022 and June 30 2023 related to the payment of 2022 annual bonuses and the decrease of VAT payables due to the collected VAT on a Servier milestone invoice accrued in December 2022 and paid in 2023.

Note 14. Deferred revenues and contract liabilities

	As of December 31, 2022	As of June 30, 2023

	$ in thousands

Deferred revenues and contract liabilities	59	241

Total Deferred revenue and contract liabilities	59	241

Deferred revenues and contract liabilities increased by $0.2 million between December 31, 2022 and June 30 2023 related to annual license fee due under the Research Collaboration and Exclusive License Agreement entered into between Cellectis and Iovance Therapeutics, Inc. (“Iovance”) on December 30, 2019 as amended (the “Iovance Agreement”).

Note 15. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value

	$ in thousands (except number of shares)			in $

Balance as of January 1, 2022	2,945	934,696	45,484,310	0.05
Exercise of share warrants, employee warrants and stock options	1	—	26,500	—
Non-cash stock-based compensation expense	—	5,331	—	—
Other movements	—	(372,744)	—	—

Balance as of June 30, 2022	2,946	567,284	45,510,810	0.05

Balance as of January 1, 2023	2,955	583,122	45,675,968	0.05
Non-cash stock-based compensation expense	—	4,053	—	—
Capital increase of Cellectis (1)	536	24,482	9,907,800
Transaction costs related to Cellectis’ capital increase (2)	—	(1,455)	—	—
Other movements (3)	—	(133,976)	—	—

Balance as of June 30, 2023	3,491	476,224	55,583,768	0.05

Capital evolution during the six-month period ended June 30, 2023

(1)	During the six-month period ended June 30, 2023, 9,907,800 shares were issued in the Cellectis Follow-on Offering with gross proceeds of $24.8 million.
(2)

These costs correspond to the issuance costs incurred in 2023 in connection with the Cellectis Follow-on Offering as a reduction of share premium, in addition to the $0.6 million costs incurred and deducted from Equity in the fourth quarter of 2022. The total transaction costs for this Cellectis Follow-on Offering amount to $2.0 million.

(3)

During the annual shareholders meeting of June 27, 2023, the shareholders, in accordance with French Law, approved the absorption of $134.0 million of retained earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

Note 16. Non-cash stock-based compensation

16.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and non-employee warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and non-employee warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2022	2023
Weighted-Average fair values of stock options granted	1.31€	1.65€
Assumptions:
Risk-free interest rate	0.00% - 2.49%	2.45% - 2.75%
Share entitlement per options	1	1
Exercise price	2.09€ - 7.22€	1.74€ - 3.17€
Grant date share fair value	1.91€ - 6.74€	1.70€ - 3.09€
Expected volatility	58.7% - 62.5%	63.7% - 64.4%
Expected term (in years)	6.03 - 6.15	6.03 - 6.15
Vesting conditions	Performance or Service	Performance or Service
Vesting period	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2021	7,566,679	24.78	€9,159,794	23.50		€5.3y
Granted		—	828,549	4.18	€
Exercised		—
Forfeited or Expired		—	(1,201,079)	18.85	€
Balance as of December 31, 2022	7,400,519	24.58	€8,787,264	22.31		€4.6y
Granted		—	1,835,411	2.86	€
Exercised		—	—	—
Forfeited or Expired		—	(22,638)	18.29	€
Balance as of June 30, 2023	7,800,007	23.84	€10,600,037	18.95		€5.1y

Share-based compensation expense related to stock option awards was $1.4 million and $1.8 million for the six-month period ended June 30, 2023, and 2022, respectively.

On January 24, 2023, the Board of Directors granted 1,417,321 stock options. For executive employees, stock options vesting period is over four years and based on performance criteria. For all other beneficiaries, the vesting period for stock options is over four years and without performance criteria.

On May 4, 2023, the Board of Directors granted 358,100 stock options. For executive employees, stock options vesting period is over four years and based on performance criteria. For all other beneficiaries, the vesting period for stock options is over four years and without performance criteria.

On June 26, 2023, the Board of Directors granted 55,690 stock options to non executive employees. The vesting period for stock options is over four years and without performance criteria.

Non-Employee Warrants

No non-employee warrants (or “Bons de Souscriptions d’Actions” or “BSAs”) have been granted during the periods presented.

Information on non-employee warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2021	896,225	27.18	€896,225	27.18	€4.3y
Granted
Exercised
Forfeited or Expired
Balance as of December 31, 2022	896,225	27.18	€896,225	27.18	€3.3y
Granted
Exercised
Forfeited or Expired
Balance as of June 30, 2023	896,225	27.18	€896,225	27.18	€2.8y

Considering that all non-employee warrants have vested, there was no share-based compensation expense related to non-employee warrants awards for the six-month period ended June 30, 2023 and June 30, 2022.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period and additional two-year holding period for French residents and four-years vesting period for foreign residents.

The free shares granted in 2018 and until 2021 are subject to at least one-year vesting and additional one-year vesting period for French residents and two-years vesting period for foreign residents. The vesting of free shares granted to executive officers of the Company in October 2020 are subject to performance conditions with a minimum vesting of a 3-year period.

The free shares granted in 2021 and after are subject to a three-year vesting period for all employees, provided that the free shares granted to executive officers are subject to performance conditions with a minimum vesting of a 3-year period.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance of December 31, 2021	922,701	14.15	€
Granted	354,770	2.79	€
Vested	(191,658)	17.96	€
Cancelled	(176,700)	13.99	€
Unvested balance as of December 31, 2022	909,113	11.18	€
Granted	342,900	3.08	€
Vested
Cancelled	(36,112)	11.10	€
Unvested balance as of June 30, 2023	1,215,901	8.90	€

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $1.9 million and $2.5 million for the six-month period ended June 30, 2023 and 2022, respectively.

On January 24, 2023, the Board of Directors granted 340,750 free shares. The vesting period is three years and without performance criteria.

16.2 Detail of Calyxt equity awards

Pursuant to Calyxt’s deconsolidation, stock and share-based compensation expenses until May 31, 2023 were classified as discontinued operations.

Stock-based compensation expense related to stock option awards was $0.8 million, compared to an expense of $0.9 million due to options forfeiture or expiration for the six-month period ended June 30, 2023 and 2022, respectively.

Share-based compensation expense related to restricted stock units awards was $0.5 million, compared to an expense of $0.7 million due to options forfeiture or expiration for the six-month periods ended June 30, 2023 and 2022, respectively.

Share-based compensation expense related to performance stock units awards was $0.3 million, compared to an expense of $0.3 million for the six-month periods ended June 30, 2023 and 2022, respectively.

Note 17. Earnings per share

	For the six-month period ended June 30,
	2022	2023
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(50,858)	(40,715)
Net income (loss) attributable to shareholders of Cellectis ($ in thousands) from discontinued operations	(3,531)	(4,984)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	45,497,127	53,541,010
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(1.12)	(0.76)
Basic earnings from discontinued operations per share ($ /share)	(0.08)	(0.09)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(1.12)	(0.76)
Diluted earnings from discontinued operations per share ( $ /share)	(0.08)	(0.09)

When we have adjusted net loss, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share).

Note 18. Provisions

	31/12/2022	Additions	Amounts used during the period	Reversals	OCI	30/06/2023

	$ in thousands

Pension	2,390	163	—	—	88	2,641
Employee litigation and severance	234	50	—	—	4	288
Commercial litigation	243	491	—	—	7	741

Total	2,867	704	—	—	100	3,671

Non-current provisions	2,390	163	—	—	88	2,641
Current provisions	477	541	—	—	11	1,029

During the six-month period ended June 30, 2023, additions mainly relate to a commercial litigation for $0.5 million with a law office.

Note 19. Commitments

As of June 30, 2023	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	$ in thousands
License and collaboration agreements	14,605	1,450	2,900	2,900	7,355
Clinical & Research and Development agreements	70	70	—	—	—
IT licensing agreements	525	525	—	—	—

Total commitments	15,200	2,045	2,900	2,900	7,355

Obligations under the terms of license and collaboration agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones. We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of Clinical & Research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of IT licensing agreements

We have entered into an IT licensing agreement and have related obligations to pay licensing fees.

Note 20. Subsequent events

On August 7, 2023, no significant subsequent events have occurred.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem and progenitor cells (“HSPC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our. HEAL platform, our gene editing technologies to develop HSPC product candidates in genetic diseases. HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN® technology, to allow highly efficient gene inactivation, insertion and correction in HSPCs. Through the date of this interim report, Cellectis has announced preclinical programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.

We were (through May 31, 2023) conducting our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our Plants segment, carried out (until May 31, 2023) through our ownership interest in Calyxt (48.0% as of May 31, 2023), is focused on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory production system for a diverse base of target customers across an expanded group of end markets. Following the consummation of the Merger between Calyxt and Cibus Global on May 31, 2023, Cellectis lost control over Calyxt, and Calyxt was deconsolidated.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy and HSPC product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

As of June 30, 2023, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Les Laboratoires Servier and Institut de Recherches Internationales Servier (together “Servier”) and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene Therapeutics, Inc. (“Allogene”) and Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier. During the year ended December 31, 2021, we received $10.0 million from Allogene relating to milestones under the Allogene License Agreement.

We have also entered into collaboration and license agreements with Iovance Biotherapeutics and Cytovia Therapeutics for certain uses of our TALEN technology.

For the six-month period ended June 30, 2023, and 2022, we derived all of our Therapeutics revenues from milestones reached as part of our collaboration with Cytovia and royalties on licensed technologies. No other revenue was recorded under other collaboration and license agreements for such periods.

At the date of this Report, we are sponsoring clinical studies with respect to three proprietary Cellectis UCART product candidates at eight (8) sites for the AMELI-01 Study, at twelve (12) sites for the BALLI-01 Study, at seven (7) sites for the NATHALI-01 Study as follow:

•

The AMELI-01 Study is an open label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with relapsed or refractory acute myeloid leukemia (r/r AML). The AMELI-01 Study is currently open for patient recruitment at University of Texas, MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana-Farber / Partners CancerCare, Inc. (Boston, Massachusetts), New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California), The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania) and Roswell Park Cancer Institute Corporation D/B/A Roswell Park Comprehensive Cancer Center (Buffalo, New York). As of the date of this interim report, AMELI-01 is currently enrolling patients with a Fludarabine, Cyclophosphamide and Alemtuzumab (FCA) preconditioning regimen.

•

The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The BALLI-01 Study is currently open to patient recruitment at Memorial Sloan Kettering Cancer Center (New York, New York), Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania), the University of Chicago (Chicago, Illinois), University of Texas, MD Anderson Cancer Center (Houston, Texas), The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California), Dana Farber/Mass General Brigham Cancer Care, Inc. (Boston, Massachusetts), Hôpital Saint-Louis AP-HP (Paris, France), Hôpital Robert Debré AP-HP (Paris, France), CHU de Nantes—Hôtel-Dieu (Nantes, France), CHU Rennes—Hôpital Pontchaillou (Rennes, France), Hospices Civils de Lyon (Lyon, France), and University of Colorado (Aurora, Colorado).. As of the date of this interim report, BALLI-01 is currently enrolling patients with an FCA preconditioning regimen with a UCART22 product candidate manufactured fully in-house.

•

The NATHALI-01 Study is an open-label, Phase 1/2a dose-finding and dose-expansion multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activity of UCART20x22 in patients with relapsed or refractory B-Cell Non-Hodgkin’s Lymphoma (B-NHL). In the NATHALI-01 Study, the last patient was dosed at Dose Level 1 (DL1) with a FCA preconditioning regimen with a UCART20x22 product candidate manufactured fully in house. The patients recruitment is continuing at Sarah Cannon Research Institute – South Austin Medical Center (Austin, Texas), Dana-Farber/Mass General Brigham Cancer Care (Boston, Massachusetts), Hospices Civils de Lyon (Lyon, France), Clinica Universidad de Navarra (Pamplona, Spain), Hopital Saint-Louis AP-HP (Paris, France), Centre Hospitalier Universitaire de Montpellier (Montpellier, France) and Rutger, The State University (Piscatawaya, New Jersey).

•

In addition, the Company had previously been enrolling patients in the MELANI-01 Study. The MELANI-01 Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with relapsed or refractory multiple myeloma. To accelerate the speed of enrollment of patients in the MELANI-01 study, the Company would have needed to invest a significant amount of resources. To optimize its available resources, the Company decided to focus its development efforts on advancing the BALLI-01, AMELI-01 and NATHALI-01 studies and therefore to stop enrollment and treatment of patients in the MELANI-01 study.

In addition, we are evaluating three UCART preclinical programs, as follows:

•	UCARTMESO, which is an allogeneic CAR T-cell candidate product for mesothelin expressing cancers;

•	UCARTMUC1, which is an allogeneic CAR T-cell candidate product for mucin-1 expressing epithelial cancers;

•	UCARTFAP, which is an allogeneic CAR-T candidate product targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.

Partnered clinical trials update

•	Servier and Allogene: anti-CD19 programs

Allogene continues to enroll patients in the industry’s first potentially pivotal Phase 2 allogeneic CAR T clinical trial with ALLO-501A. Allogene announced that the single-arm ALPHA2 trial will enroll approximately 100 r/r large B cell lymphoma (LBCL) patients who have received at least two prior lines of therapy and have not received prior anti-CD19 therapy. Allogene expects to complete enrollment in H1 2024.

•	Allogene: anti-BCMA and anti-CD70 programs

In April 2023, Allogene presented interim data from its Phase 1 TRAVERSE trial of ALLO-316, its first investigational product candidate for solid tumors, during an oral presentation at the American Association for Cancer Research (AACR) Annual Meeting. The ongoing dose escalation study is enrolling patients with advanced or metastatic renal cell carcinoma (RCC) who have progressed on standard therapies that included an immune checkpoint inhibitor and a VEGF-targeting therapy. The data reported to date is primarily from the DL1 and DL2 cohorts. Anti-tumor activity was primarily observed in patients with tumors confirmed to express CD70 (N=10). Among 18 patients evaluable for efficacy, the disease control rate (DCR) was 89%. In the 10 patients whose tumors were known to express CD70, the disease control rate was 100%, which included three patients who achieved partial remission (two confirmed, one unconfirmed). The longest response lasted until month eight. There was a trend toward greater tumor shrinkage in patients with higher levels of CD70 expression. In patients evaluable for safety (N=19), ALLO-316 demonstrated an adverse event profile generally consistent with autologous CAR T therapies. Dose escalation in the TRAVERSE trial is expected to be completed in 2023.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

Key events of the six-month period ended June 30, 2023

Since the beginning of 2023, key achievements at Cellectis include:

•

On January 4, 2023, Cellectis established an At-The-Market (ATM) Program on Nasdaq. Cellectis has filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), pursuant to which it may offer and sell to eligible investors a maximum gross amount of up to $60.0 million of American Depositary Shares (“ADS”), each representing one ordinary share of Cellectis, nominal value €0.05 per share, from time to time in sales deemed to be an “at the market offering” pursuant to the terms of a sales agreement with Jefferies LLC (“Jefferies”), acting as sales agent. The timing of any sales will depend on a variety of factors. The at-the-market (“ATM”) program is presently intended to be effective through the expiration of the existing registration statement, i.e. July 6, 2025, unless terminated prior to such date in accordance with the sales agreement or the maximum amount of the program has been reached. The ADSs and the underlying ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) as decided by the board of directors (the “Board”) of Cellectis on December 15, 2022 pursuant to the 11th and/or 13th resolutions adopted by the Combined General Meeting of Shareholders held on June 28, 2022 (or any substitute resolutions, adopted from time to time), within the limit of a maximum number of 13,645,293 ordinary shares (being the maximum authorized by the shareholders for each such resolution).

•

On February 7, 2023, Cellectis launched a Follow-on Offering in which it offered $22 million of its ADS. Pricing occurred on February 2, 2023, at $2.50 per ADS for 8,800,800 ADSs, and on February 7, 2023, the underwriters exercised their option (the “Option”) to purchase an additional 1,107,800 ordinary shares (the “Additional Ordinary Shares”) of the Company to be delivered in the form of an aggregate of 1,107,800 ADSs (the “Additional ADSs”). As a consequence, the total number of ordinary shares issued in the form of ADSs amounted to 9,907,800 for the base offering plus the Option exercise bringing the gross proceeds to $24.8 million. The aggregate net proceeds to the Company, after deducting underwriting commissions and estimated offering expenses, amounted to approximately $22.8 million.

•

On April 4, 2023, Cellectis announced the drawdown of the first tranche of €20 million related to the Finance Contract with the EIB. The disbursement of Tranche A was subject to, among other conditions, (i) the issuance of a specified number Tranche A Warrants and (ii) the completion of certain clinical development milestone by a Cellectis’ licensee, and, as of April 4, 2023, each of (i) and (ii) had been satisfied. In particular, on March 28, 2023, the Company issued 2,779,188 Tranche A Warrants to EIB, in accordance with the terms of the 11th resolution of the shareholders’ meeting held on June 28, 2022 and articles L. 228-91 and seq. of the French

Commercial Code, representing 5.0% of the Company’s outstanding share capital as at their issuance date. The exercise price per share of the Tranche A Warrants is equal to €1.92, corresponding to 99% of the volume-weighted average price of the Company’s ordinary shares over the last 3 trading days preceding their issuance. Tranche A will mature six years from its disbursement date. Interest on Tranche A shall be paid in kind, shall be capitalized annually by increasing the principal amount of Tranche A, and shall accrue at a rate equal to 8% per annum. The EIB proceeded to the payment of the €20 million on April 17, 2023.

•	On May 4, 2023, Cellectis announced its decision to stop recruitment and treatment of patients in the MELANI-01 Study (evaluating the product candidate targeting CS1).

•	On June 27, 2023, during the Company’s annual shareholders meeting, Dr. Cécile Chartier was appointed as a director to the Cellectis’ board of directors.

Cécile Chartier joined the Cellectis board of directors on June 27, 2023. Dr. Chartier is the Chief Scientific Officer of NextVivo, Inc. Prior to her tenure at NextVivo, Dr. Chartier was Vice President of Research at Iovance Biotherapeutics, Inc., where she led the development of next generation tumor-infiltrating lymphocytes (TIL) therapies through research to early-stage clinical trials. Prior to this, Dr. Chartier spent 12 years at OncoMed Pharmaceuticals, where she served as Senior Director of Target Validation and led multiple antibody therapeutics project teams through Research and Development to IND filing. Dr. Chartier also worked at Shering (US Berlex) and Transgene (France), where she focused on gene therapy. Dr. Chartier obtained her Ph. D. in molecular biology from the Université Louis Pasteur in Strasbourg, France, and pursued post-doctoral research at Harvard Medical School.

•

At the end of June 27, 2023 shareholders meeting, the terms of office of Ms. Annick Schwebig and Mr. Hervé Hoppenot ended and Ms. Schwebig and Mr. Hoppenot departed the board of directors as of such date.

Since the beginning of 2023 and until deconsolidation, developments at Calyxt, include the following:

•

On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus Global and certain other parties, entered into the Merger Agreement with respect to an all-stock, reverse merger business combination between Calyxt and Cibus Global. On May 31, 2023, Calyxt completed the Merger. Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. Cellectis’ equity interest in Calyxt was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Calyxt. Calyxt is therefore no longer consolidated since June 1, 2023.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur losses for near-term future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress our sponsored clinical trials AMELI-01, BALLI-01, and NathHaLi-01

•	continue to advance the research and development of our current and future immuno-oncology product candidates; advance research and development efforts for our HSPC product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•

maintain our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continue production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies or biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim consolidated financial statements for the six-month ended June 30, 2023 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the six-month periods ended June, 2022 and 2023

Revenues.

	For the six-month period ended June 30,		% change
	2022 *	2023	2023 vs 2022
Collaboration agreements	2,530	0	-100.0%
Other revenues	442	317	-28.3%
Revenues	2,972	317	-89.3%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The decrease in revenues of $2.7 million between the six-month periods ended June 30, 2022 and 2023 reflects the recognition of two milestones related to Cellectis’ agreement with Cytovia for $1.5 million and the recognition of $1.0 million related to the change of control of a licensee pursuant to the terms of its license agreement with Cellectis and the amendment to such license agreement (extension of its option term.

Other income

	For the six-month period ended June 30,		% change
	2022 *	2023	2023 vs 2022
Research tax credit	3,544	4,391	23.9%
Other income	7	851	12616.2%
Other income	3,551	5,242	47.6%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The increase in other income of $1.7 million between the six months periods ended June 30, 2022 and 2023 reflects an increase of research tax credit of $0.8 million due to an increase of eligible expenses, and the recognition of a $0.8 million income related to the grant and refundable advance agreement signed with Bpifrance (“BPI”) to partially support a R&D program related to Cellectis’ UCART 20x22. We received on June 19, 2023 a $0.9 million refundable advance payment from BPI. This refundable advance is accounted for as a government loan as defined by IAS 20. Because this loan bears a below market interest rate, we measured the fair value of the loan using a market interest rate and recognize as a grant the difference between the cash the cash received and the estimated fair value of the loan. The fair value of the loan on June 19, 2023 was $0.4 million, resulting in a grant of $0.5 million. We recognized this $0.5 million grant in profit and loss of the six-month period ended June 30, 2023, in addition to the $0.3 million contractual grant, as the subsidized expenses have been incurred and the contractual conditions for obtaining the subsidy have been met.

Cost of revenue

	For the six-month period ended June 30,		% change
	2022 *	2023	2023 vs 2022
Cost of goods sold	0	0	—
Royalty expenses	(714)	(389)	-45.5%
Cost of revenue	(714)	(389)	-45.5%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Between the six-month periods ended June 30, 2022 and 2023, cost of revenues decreased by $0.3 million and is related to the decrease in collaboration agreement revenue.

Research and development expenses.

	For the six-month period ended June 30,		% change
	2022 *	2023	2023 vs 2022
Personnel expenses	(24,263)	(19,990)	-17.6%
Purchases, external expenses and other	(27,968)	(23,236)	-16.9%
Research and development expenses	(52,231)	(43,225)	-17.2%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Between the six-month periods ended June 30, 2022 and 2023, research and development expenses decreased by $9.0 million. Personnel expenses decreased by $4.3 million from $24.3 million in 2022 to $20.0 million in 2023 primarily due to departures. Purchases, external expenses and other decreased by $4.7 million (from $28.0 million in 2022 to $23.2 million in 2023) mainly relating to lower consumables purchases and subcontracting expenses due to continuing internalization of our manufacturing and quality activities to support our R&D pipeline.

Selling, general and administrative expenses.

	For the six-month period ended June 30,		% change
	2022 *	2023	2023 vs 2022
Personnel expenses	(4,458)	(4,041)	-9.4%
Purchases, external expenses and other	(6,435)	(4,873)	-24.3%
Selling, general and administrative expenses	(10,893)	(8,914)	-18.2%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Between the six-month periods ended June 30, 2022 and 2023, selling, general and administrative expenses decreased by $2.0 million. Personnel expenses decreased by $0.4 million (from $4.5 million in 2022 to $4.0 million in 2023). Purchases, external expenses and other decreased by $1.6 million (from 6.4 million in 2022 to $4.9 million in 2023) mainly explained by expenses associated with a new enterprise resource planning (ERP) software that was implemented in 2022.

Other operating income and expenses.

	For the six-month period ended June 30,		% change
	2022 *	2023	2023 vs 2022
Other operating income (expenses)	774	(83)	-110.8%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Between the six-month periods ended June 30, 2022 and 2023, the other operating income decreased by $0.9 million dollars primarily due to the recognition of costs related to a commercial litigation of $0.5 million in 2023 and $0.5 million gain on disposal of the right-of-use asset related to the sub-leased portion of our premises in New-York recognized in the six month period ended June 30, 2022.

Net financial gain (loss).

	For the six-month period ended June 30,		% change
	2022 *	2023	2023 vs 2022
Financial income	12,263	33,041	169.4%
Financial expenses	(3,050)	(21,461)	603.6%
Net Financial gain (loss)	9,213	11,580	25.7%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The increase in financial income of $20.8 million between the six-month periods ended June 30, 2022 and 2023 was mainly attributable to the profit from Calyxt’s deconsolidation of $21.8 million, an increase in gain from our financial investments of $1.1 million, an increase in the foreign exchange gain of $0.9 million (from a $8.3 million gain in 2022 to a $9.2 million gain in 2023, of which $8.0 million are reclassified from OCIs pursuant to Calyxt’s deconsolidation), and a $0.4 million gain on change in fair value of the EIB warrants, partially offset by a $3.6 million decrease in gain on fair value of Cytovia’s note receivable (in addition to the $6.8 million loss recognized in financial expenses in 2023).

The increase in financial expenses of $18.4 million between the six-month periods ended June 30, 2022 and 2023 is mainly attributable to the loss in fair value on our retained investment in Calyxt since deconsolidation for $10.2 million, a $6.8 million decrease in the fair value of Cytovia’s note receivable, a $1.4 million increase in foreign exchange loss (from a $0.9 million loss in 2022 to a $2.3 million loss in 2023) and an increase of loan interest for $0.4 million related to the EIB loan.

Income (loss) from discontinued operations

	For the six-month period ended June 30, 2023		% change
	2022	2023	2023 vs 2022
Income (loss) from discontinued operations	(6,883)	(10,377)	50.8%

Income loss from discontinued operations include Calyxt loss until deconsolidation. All tables referring to the six-month period ended June 30, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023.

The $3.5 million increase in net loss from discontinued operations between the six-month periods ended June 30, 2022 and 2023 is primarily driven by (i) the increase of $9.2 million of net financial loss and (ii) the increase of $1.5 million of other operating expenses, partially offset by (i) the decrease of $2.8 million of R&D expenses (from $6.3 million in 2022 to $3.5 million in 2023) and (ii) the decrease of $4.5 million of SG&A expenses (from $6.8 million in 2022 to $2.3 million in 2023).

Net income (loss)

	For the six-month period ended June 30,		% change
	2022	2023	2023 vs 2022
Net income (loss)	(54,211)	(46,108)	-14.9%

Net income includes net income from discontinued operations.

The decrease in net loss of $8.1 million between the six-month periods ended June 30, 2022 and 2023 was mainly due to (i) a decrease of $6.3 million in purchases, external expenses and other, (ii) a decrease of $3.9 million in wages, (iii) a decrease of $1.1 million in non-cash stock based compensation expense, (iv) an increase in net financial gain of $2.4 million and (v) a decrease of cost of revenue of $0.3 million partially offset by (i) an increase of other operating expenses of $0.9 million, (ii) a $1.0 million decrease in revenues and other income and (iii) a $0.3 million increase in social charges on stock option grants expenses, (iv) an increase of income tax of $0.3 million and (v) a $3.5 million increase in net loss of discontinued operations.

Non-controlling interests

	For the six-month period ended June 30,		% change
	2022	2023	2023 vs 2022
Gain (loss) attributable to non-controlling interests	(3,352)	(5,393)	60.9%

During the six-month periods ended June 30, 2023, we recorded $5.4 million in loss attributable to non-controlling interests. The increase in net loss attributable to non-controlling interests of $2.0 million is a consequence of Calyxt increase in net loss and partially offset by the reduction of Cellectis’s ownership interest in Calyxt and by the deconsolidation on June 1, 2023.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.

In light of the Calyxt Merger contemplated by the Merger Agreement, Calyxt meets the “held-for-sale” criteria specified in IFRS 5 and qualifies as a discontinued operation in accordance with IFRS 5 until loss of control from the Group.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the six-month periods ended June 30, 2022 and 2023:

	For the six-month period ended June 30, 2022			For the six-month period ended June 30, 2023
$ in thousands	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments
External revenues	73	2,972	3,045	43	317	360
External other income	—	3,551	3,551	—	5,242	5,242

External revenues and other income	73	6,523	6,596	43	5,560	5,602

Cost of revenue	—	(714)	(714)	(63)	(389)	(451)
Research and development expenses	(6,297)	(52,231)	(58,527)	(3,487)	(43,225)	(46,712)
Selling, general and administrative expenses	(6,801)	(10,893)	(17,695)	(2,313)	(8,914)	(11,227)
Other operating income and expenses	242	774	1,016	(1,251)	(83)	(1,334)

Total operating expenses	(12,856)	(63,064)	(75,920)	(7,113)	(52,612)	(59,725)

Operating income (loss) before tax	(12,783)	(56,541)	(69,324)	(7,070)	(47,053)	(54,123)

Net financial gain (loss)	5,900	9,213	15,113	(3,307)	11,580	8,273

Income tax	—	—	—	—	(258)	(258)

Net income (loss) from discontinued operations	(6,883)		(6,883)	(10,377)		(10,377)

Net income (loss)	(6,883)	(47,328)	(54,211)	(10,377)	(35,731)	(46,108)

Non-controlling interests	3,352	—	3,352	5,393	—	5,393

Net income (loss) attributable to shareholders of Cellectis	(3,531)	(47,328)	(50,858)	(4,984)	(35,731)	(40,715)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	216	3,134	3,349	188	1,900	2,088
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	789	1,193	1,982	599	1,366	1,965

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,005	4,327	5,331	788	3,265	4,053

Adjusted net income (loss) attributable to shareholders of Cellectis	(2,526)	(43,001)	(45,527)	(4,196)	(32,465)	(36,662)

Depreciation and amortization	(1,316)	(9,434)	(10,749)	(7)	(8,875)	(8,882)
Additions to tangible and intangible assets	671	1,452	2,123	21	536	556

The total reportable segments include discontinued operations which is not presented in the Statement of income in accordance with IFRS 5 presentation.

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $1.0 million, from $6.5 million for the six-month period ended June 30, 2022, to $5.6 million for the six-month period ended June 30, 2023. The decrease was primarily due to milestones recognized with Cytovia and change of control of a licensee in 2022 while no milestone was recognized in 2023 and partially offset by the increase of research tax credit and the grant recognized following the signature of the grant and repayable advance contract with “BPI”.

The decrease in total operating expenses of $10.5 million from the six-month period ended June 30, 2022 to the six-month period ended June 30, 2023 resulted primarily from (i) a decrease of $6.3 million in purchases, external expenses and other, (ii) a decrease of $3.9 million in wages, (iii) a decrease of $1.1 million in non-cash stock based compensation expense and partially offset by (i) an increase of other operating expenses of $0.9 million and (ii) a $0.3 million increase in social charges on stock option grants expenses.

Operating loss before tax for our Therapeutics segment decreased by $9.5 million from the six-month period ended June 30, 2022 to the six-month period ended June 30, 2023.

The increase in net financial gain of $2.4 million from the six-month period ended June 30, 2022 to the six-month period ended June 30, 2023 resulted primarily from Calyxt profit from deconsolidation and profit from our financial investments partially offset by Calyxt investment loss in fair value and Cytovia’s note receivable loss in fair value.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment decreased by $10.5 million from the six-month period ended June 30, 2023 to the six-month period ended June 30, 2023.

Plants segment

Net income loss from discontinued operations include Calyxt loss until deconsolidation on May 31, 2023. All figures referring to the six-month period ended June 30, 2023 contain only five months of activity.

The decrease in total operating expenses of $5.7 million from the six-month period ended June 30, 2022 to the six-month period ended June 30, 2023 resulted primarily from a decrease in Calyxt’s activities, which contributed to (i) a decrease of $2.9 million in personnel wages and salaries, (ii) a decrease of $4.1 million in purchases, external and other expenses, and (iii) an increase of $0.3 million in non-cash stock based compensation expense. and partially offset by the increase of other operating expenses of $1.5 million mainly related to merger transaction costs.

Operating loss before tax for our Plants segment decreased by $5.7 million from the six-month period ended June 30, 2022, to the six-month period ended June 30, 2023.

The increase in net financial loss of $9.2 million from the six-month period ended June 30, 2022 to the six-month period ended June 30, 2023 resulted primarily from the decrease in fair value of common warrants related to the increase of Calyxt’s share price.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $1.7 million from the six-month period ended June 30, 2022, to the six-month period ended June 30, 2023.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our collaboration agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007, and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of June 30, 2023, we had current financial assets and cash and cash equivalents of $85.5 million comprising cash and cash equivalents of $84.4 million and the Cytovia’s note receivable classified as current financial asset of $1.1 million. Long term restricted cash amounts to $4.7 million and is classified in Other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $40.7 million as of June 30, 2023. Current financial assets denominated in U.S. Dollars amounted to $1.1 million as of June 30, 2023.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the six-month period ended June 30, 2022 and 2023.

Cash flows from Calyxt, which is classified as discontinued operations in the financial statements as of December 31, 2022, are included in the figures presented below.

	For the six-month period ended June 30,
	2022	2023

	$ in thousands
Net cash flows provided by (used in) operating activities	(60,181)	(47,369)
Net cash flows provided by (used in) investing activities	(2,537)	(1,558)
Net cash flows provided by (used in) financing activities	10,307	39,597

Total	(52,411)	(9,329)

Effect of exchange rate changes on cash	(3,785)	499

For the six-month period ended June 30, 2023, our net cash flows used in operating activities of $47.4 million are mainly due to cash payments from Cellectis to suppliers of $22.2 million, Cellectis’ wages and social expenses paid of $23.3 million, Cellectis’ taxes and others paid of $2.0 million, and Calyxt’s operating payments of $3.6 million, partially offset by $1.3 million of cash-in from licensing revenue of Cellectis, $1.0 million of cash-in on from tax refund related to stock-options and $1.8 million of cash-in from income on financial investments.

For the six-month period ended June 30, 2022, our net cash flows used in operating activities of $60.2 million are mainly due to Cellectis cash payments of $24.7 million to suppliers, wages and social expenses of $27.4 million, and Calyxt operating payments net of receipts of $13 million, partially offset by $1.3 million of licensing revenue at Cellectis, $0.8 million of tax credit, and $1.1 million of taxes and others.

For the six-month period ended June 30, 2023, our net cash flows provided by investing activities of $1.6 million primarily reflect mainly the cash and cash equivalents disposed of following the loss of control over Calyxt, of $1.6 million, the reimbursement of a security deposit from a supplier in the United States of $0.4 million and the decrease in current restricted cash of Calyxt of $0.1 million, partially offset by $0.5 million of investments in R&D equipment and building fittings under construction in France.

For the six-month period ended June 30, 2022, our net cash flows used in investing activities primarily reflect our investments in R&D equipment and building fittings in both the United States and France of $1.6 million, and the remainder attributable to investing activity in the Plants segment for $0.6 million.

For the six-month period ended June 30, 2023, our net cash flows provided by financing activities of $39.6 million reflect mainly the proceeds of $25.0 million from the Cellectis Follow-on Offering, the $21.6 million cash received from EIB pursuant to the disbursement of the Tranche A, the $0.8 million refundable advance received from BPI, $2.5 million of Interim Funding received by Calyxt from Cibus, partially offset by transaction costs related to the Cellectis Follow-on Offering of $1.5 million, the payments of lease debts of $6.3 million and the repayment of the “PGE” loan of $2.5 million.

For the six-month period ended June 30, 2022, our net cash flows provided by financing activities reflect mainly the net proceeds of $10.0 million from Calyxt’s follow-on Offering and capital raise including $0.9 million transaction costs and the payment of $6 million received in respect of the 2021 research tax credit pre-financing, partially offset by, the payments of lease debts for $5.9 million as well as $0.2 million of interest paid on the “PGE” loan along with interests and capital paid on a loan with our landlord in New-York.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, including manufacturing activity conducted at our in-house manufacturing facilities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Life Technologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

As of June 30, 2023, Cellectis, had cash and cash equivalents of $84.4 million. Based on the current operating plan and financial projections, we believe our cash and cash equivalents, are sufficient to continue operating for at least twelve months following the consolidated financial statements’ publication. Additionally, together with current financial assets, cash flow from operations government funding of research programs, and our anticipated borrowing of €15.0 million under Tranche B of the €40.0 million Finance Contract with EIB, will be sufficient to fund Cellectis’ Therapeutics’ operations into the third quarter of 2024.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;

•	the capacity of manufacturing our products in France and in the United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements

As of June 30, 2023, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until June 30, 2023.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2022.

There have been no changes in the Company’s internal control over financial reporting during the six-month period ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business.

Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There are no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2022.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.